Exhibit 12.1

Calculation of Ratio of Earnings to Total Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016		2015		2014		2013(b)		2012(b)
(Dollars in thousands)
Income (loss) before income taxes	$10,839	$33,950		$33,911		$5,003		$6,996		$(1,281)
Equity in (income)/loss of unconsolidated joint ventures	(606)	(7,691)		(13,767)		(8,443)		(4,735)		(349)
	10,233	26,259		20,144		(3,440)		2,261		(1,630)
Add/(deduct):
+ Fixed charges	15,499	7,849		5,011		2,091		1,209		720
+ Amortization of previously capitalized interest	5,724	5,331		2,596		532		550		328
+ Distributed income from unconsolidated joint ventures	1,588	3,742		18,477		6,040		6,930		452
Less: capitalized interest	(15,217)	(7,484)		(4,722)		(1,857)		(1,060)		(639)
Earnings available for fixed charges	$17,827	$35,697		$41,506		$3,366		$9,890		$(769)

Fixed charges:
Interest incurred	$15,217	$7,484		$4,722		$1,857		$1,060		$639
Rental expense interest factor	$282	$365		$289		$234		$149		$81
Total fixed charges	$15,499	$7,849		$5,011		$2,091		$1,209		$720

Ratio of earnings to fixed charges (a)	1.15x	4.55	x	8.28	x	1.61	x	8.18	x	—
Excess of fixed charges to earnings	$—	—		—		—		—		(1,489)

(a) There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.

(b) We completed our initial public offering on January 30, 2014. Data presented for the years prior to 2014 represent our results operating as The New Home Company LLC as a private company.